GENON ENERGY, INC.
1000 Main Street
Houston, Texas 77002
          April 8, 2011
BY FACSIMILE & EDGAR
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

Re:	GenOn Energy, Inc. Registration Statement on Form S-4 Filed March 30, 2011 File No. 333-173174
Ladies and Gentlemen:
     GenOn Energy, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date of the Registration Statement on Form S-4 (File No. 333-173174), originally filed by the Company on March 30, 2011, be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:30 p.m. Eastern Time on Friday, April 8, 2011, or as soon as practicable thereafter.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company respectfully requests that it be notified of such effectiveness by a telephone call to Kathy Tedore at (832) 357-7461 and that such effectiveness also be confirmed in writing.

Very truly yours, GENON ENERGY, INC.
By:	/s/ Michael L. Jines
	Name:	Michael L. Jines
	Title:	General Counsel and Chief Compliance Officer